UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Norcraft Companies, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

65557Y105

(CUSIP Number)

Robert K. Biggart

Senior Vice President, General Counsel and Secretary

Fortune Brands Home & Security, Inc.

520 Lake Cook Road

Deerfield, Illinois 60015

(847) 484-4400

With copies to:

R. Scott Falk, P.C.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 65557Y105	Page 2 of 6

1	Name of reporting person: Fortune Brands Home & Security, Inc.
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only:
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 10,586,377 (1)
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person: 10,586,377 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13	Percent of class represented by amount in Row (11): 53.6% (1)
14	Type of reporting person (see instructions): CO

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on, as of March 30, 2015, (i) 17,311,573 shares of Common Stock outstanding and (ii) 2,426,167 LLC units (“LLC Units”) of Norcraft Companies, LLC, a subsidiary of the Issuer, which LLC Units are convertible to shares of Common Stock on a one-to-one basis pursuant to an exchange agreement between the holders thereof and Issuer.

13D

CUSIP No. 65557Y105	Page 3 of 6

1	Name of reporting person: Tahiti Acquisition Corp.
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only:
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 10,586,377 (1)
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person: 10,586,377 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13	Percent of class represented by amount in Row (11): 53.6% (1)
14	Type of reporting person (see instructions): CO

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on, as of March 30, 2015, (i) 17,311,573 shares of Common Stock outstanding and (ii) 2,426,167 LLC units (“LLC Units”) of Norcraft Companies, LLC, a subsidiary of the Issuer, which LLC Units are convertible to shares of Common Stock of the Issuer on a one-to-one basis pursuant to an exchange agreement between the holders thereof and Issuer.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.01 par value per share (“Common Stock”), of Norcraft Companies, Inc., a Delaware corporation listed on the New York Stock Exchange (the “Issuer”). The principal executive office of the Issuer is located at 3020 Denmark Avenue, Suite 100, Eagan, Minnesota 55121.

Item 2.	Identity and Background

This Schedule 13D is being filed by Fortune Brands Home & Security, Inc. (“Parent”), a Delaware corporation, and Tahiti Acquisition Corp. (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of Parent. Parent and Purchaser are collectively hereinafter referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons are filing this Schedule 13D because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D. The Reporting Persons expressly disclaim that they have agreed to act as a group except as described herein.

Fortune Brands Home & Security, Inc.

Parent is a Delaware corporation listed on the New York Stock Exchange, which is a leader in home and security products focused on the design, manufacture and sale of market-leading branded products in the following categories: kitchen and bath cabinetry, plumbing and accessories, entry door systems and security products. The principal office of Parent and business address for each of its directors and officers is 520 Lake Cook Road, Deerfield, Illinois 60015.

The directors and executive officers of Parent are as follows:

Name	Positions with Parent	Principal Occupation or Employment

Christopher J. Klein	Director & CEO	Position with Parent

Richard A. Goldstein	Director	Former Chairman & CEO, International Flavors and Fragrances Inc.

Ann Fritz Hackett	Director	President, Horizon Consulting Group, LLC

A. D. David Mackay	Director	Former President & CEO, Kellogg Company

John G. Morikis	Director	President & COO, The Sherwin-Williams Company

David M. Thomas	Non-Executive Chairman	Former Chairman & CEO, IMS Health Incorporated

Ronald V. Waters III	Director	Former President & CEO, LoJack Corporation

Norman H. Wesley	Director	Former Chairman & CEO of Fortune Brands, Inc.

E. Lee Wyatt, Jr.	Senior VP — Chief Financial Officer	Position with Parent

Michael P. Bauer	President, Master Lock Company LLC	Position with Parent

David B. Lingafelter	President, Moen Incorporated	Position with Parent

David M. Randich	President, MasterBrand Cabinets, Inc.	Position with Parent

Mark Savan	President, Fortune Brands Doors, Inc.	Position with Parent

Robert K. Biggart	Senior VP, General Counsel & Secretary	Position with Parent

Sheri R. Grissom	Senior VP — Human Resources	Position with Parent

Dan Luburic	VP — Corporate Controller	Position with Parent

Tahiti Acquisition Corp.

Purchaser is a Delaware corporation which was formed for the specific purpose of effecting the transactions contemplated by the Merger Agreement (defined below) and has not engaged in any activities except in connection with these transactions. Purchaser is controlled by Parent. The principal office of Purchaser and business address for each of its directors and officers is 520 Lake Cook Road, Deerfield, Illinois 60015.

The directors and executive officers of Purchaser are as follows:

Name	Positions with Purchaser	Principal Occupation or Employment

Christopher J. Klein	Director	CEO of Parent

David M. Randich	Director & President	President, MasterBrand Cabinets, Inc.

E. Lee Wyatt, Jr.	Director	Senior VP & CFO of Parent

Robert K. Biggart	VP and Asst. Secretary	Senior VP, General Counsel & Secretary of Parent

None of the persons for whom information is provided in this Item 2: (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each natural person for whom information is provided in this Item 2 is a U.S. citizen with the exception of A.D. David Mackay, who is a New Zealand and British citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On March 30, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Purchaser. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser will commence an offer to acquire all of the Issuer’s Common Stock, par value $0.01 per share (collectively, the “Shares”), at a price (the “Offer Price”) of $25.50 per Share, net to the seller in cash, without interest, less any applicable withholding taxes.

The Merger Agreement provides that, following the successful consummation of the Offer, Purchaser will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as an indirect wholly-owned subsidiary of Parent. In the Merger, each outstanding share of the Issuer’s Common Stock (other than Shares held by Issuer, any of its subsidiaries, Parent, or Purchaser, or as to which dissenters’ rights have been properly exercised) will be converted into the right to receive the Offer Price. Immediately prior to the consummation of the Merger, each outstanding LLC Unit will be converted into a share of Common Stock and all unexercised options will be cancelled and converted automatically into the right to receive an amount in cash equal to the excess of the Offer Price over the exercise price payable, without interest for each share of Common Stock issuable under such option. The consummation of the Merger is subject to certain closing conditions.

In connection with entry into the Merger Agreement, certain funds and persons associated with Mark Buller, Saunders, Karp & Megrue and Trimaran Capital Partners which own directly or have the right to acquire, pursuant to certain exchange arrangements, an aggregate of 8,950,064 Shares and 1,636,313 LLC Units, or approximately 53.6% of the issued and outstanding Shares as of March 30, 2015 (including LLC Units but excluding options), have entered into tender and support agreements (the “Support Agreements”) pursuant to which they have committed to tender their Shares into the tender offer and otherwise support the proposed transactions contemplated by the Merger Agreement.

No funds were required in connection with the execution and delivery of the Support Agreements. The proposed transaction values the LLC Units and Shares covered by the Support Agreements at approximately $270 million.

The foregoing description of the Merger Agreement and the Support Agreements is qualified in its entirety by reference to the full terms of the Merger Agreement and each of the Support Agreements, which are attached as Exhibit 99.2 and Exhibits 99.3 to 99.5 respectively, and are incorporated herein by reference.

Item 4.	Purpose of Transaction

The purpose of the Support Agreements is to facilitate the acquisition of Shares in the Offer and the consummation of the Merger. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Issuer. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. After the consummation of the Offer, Purchaser intends to consummate the Merger as promptly as practicable. Immediately prior to the consummation of the Merger, each LLC Unit (other than those held by Issuer or its subsidiaries) will convert to a Share on a one-to-one basis pursuant to an exchange agreement between the holders of LLC Units and Issuer. Upon the consummation of the Merger, (i) the surviving corporation will become an indirect, wholly-owned subsidiary of Parent, (ii) each outstanding Share (including Shares issued in exchange for LLC Units but excluding Shares held by Issuer, Parent, Purchaser or any of their subsidiaries, or as to which dissenters’ rights have been properly exercised) will be converted into the right to receive the Offer Price and (iii) all unexercised options will be cancelled and converted automatically into the right to receive an amount in cash equal to the excess of the Offer Price over the exercise price payable, without interest for each share of Common Stock issuable under such option.

From and after the effective time of the Merger and pursuant to the Merger Agreement, (i) the directors of Purchaser will serve as directors of the surviving corporation and (ii) the officers of the Issuer immediately prior to the Effective Time will be the officers of the Issuer after the Effective Time until their successors are duly elected or appointed and qualified or until their earlier death or removal.

Following the Merger, the Shares will no longer be traded on the New York Stock Exchange, there will be no public market for the Shares and registration of the Shares under the Securities Exchange Act of 1934, as amended, will be terminated.

Item 3 is incorporated by reference into this Item 4.

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing description of the Merger Agreement and the Support Agreements is qualified in its entirety by reference to the full terms of the Merger Agreement and each of the Support Agreements, which are attached as Exhibit 99.2 and Exhibits 99.3 to 99.5 respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) - (b) Other than those Shares that may be deemed to be beneficially owned by operation of the Support Agreements, the Reporting Persons do not beneficially own any Shares.

As a result of the Support Agreements, Parent and Purchaser may be deemed to have the power to cause up to 10,586,377 Shares (including LLC Units covered by the Support Agreements) to support the Merger, and thus, each Reporting Person may be deemed to be the beneficial owner of 10,586,377 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 53.6% of the issued and outstanding Shares as of March 30, 2015. This calculation is based on, as of March 30, 2015, (i) 17,311,573 Shares outstanding, but excluding options, and (ii) 2,426,167 LLC Units, which are convertible to shares of Common Stock on a one-to-one basis pursuant to an exchange agreement between the holders thereof and Issuer.

The Reporting Persons (i) are not entitled to any rights as a stockholder of the Issuer as to the Shares covered by the Support Agreements, except as otherwise expressly provided in the Support Agreements and (ii) disclaim all beneficial ownership of such Shares. Except as set forth in this Item 5(a) - (b), none of the Reporting Persons, and, to the knowledge of the Reporting Persons, no director or executive officer of a Reporting Person disclosed in Item 2, beneficially owns any Shares.

(c) Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Item 2 or Item 5(a) - (b).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference. Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

Exhibit 99.1	Schedule 13D Joint Filing Agreement, dated as of April 7, 2015, by and among each of the Reporting Persons.

Exhibit 99.2	Agreement and Plan of Merger, dated as of March 30, 2015, by and among Norcraft Companies, Inc., Fortune Brands Home & Security, Inc. and Tahiti Acquisition Corp., incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Fortune Brands Home & Security, Inc. on March 30, 2015.

Exhibit 99.3	Tender and Support Agreement (Buller Family), dated as of March 30, 2015, by and among Fortune Brands Home & Security, Inc. and the stockholders named therein.

Exhibit 99.4	Tender and Support Agreement (SKM), dated as of March 30, 2015, by and among Fortune Brands Home & Security, Inc. and the stockholders named therein.

Exhibit 99.5	Tender and Support Agreement (Trimaran), dated as of March 30, 2015, by and among Fortune Brands Home & Security, Inc. and the stockholders named therein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2015

FORTUNE BRANDS HOME & SECURITY, INC.

By:	/s/ Robert K. Biggart
Name:	Robert K. Biggart
Title:	Senior VP, General Counsel & Secretary

TAHITI ACQUISITION CORP.

By:	/s/ Robert K. Biggart
Name:	Robert K. Biggart
Title:	VP & Assist. Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Name

Exhibit 99.1	Schedule 13D Joint Filing Agreement, dated as of April 7, 2015, by and among each of the Reporting Persons.

Exhibit 99.2	Agreement and Plan of Merger, dated as of March 30, 2015, by and among Norcraft Companies, Inc., Fortune Brands Home & Security, Inc. and Tahiti Acquisition Corp., incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Fortune Brands Home & Security, Inc. on March 30, 2015.

Exhibit 99.3	Tender and Support Agreement (Buller Family), dated as of March 30, 2015, by and among Fortune Brands Home & Security, Inc. and the stockholders named therein.

Exhibit 99.4	Tender and Support Agreement (SKM), dated as of March 30, 2015, by and among Fortune Brands Home & Security, Inc. and the stockholders named therein.

Exhibit 99.5	Tender and Support Agreement (Trimaran), dated as of March 30, 2015, by and among Fortune Brands Home & Security, Inc. and the stockholders named therein.